

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 2, 2009

Suzanne K. Hanselman
Baker & Hostetler LLP
3200 National City Center
1900 E. Ninth Street
Cleveland, OH 44114-3485

> **Re: OSI Restaurant Partners, LLC**
> **Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2008**
> **Filed April 27, 2009**
> **File No. 001-15935**

Dear Ms. Hanselman:

We have completed our review of your Amendment No. 1 to Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amanda Ravitz
Branch Chief – Legal